AM
3-30-2004

SE 04018081 OMMISSION
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SEC FILE NUMBER
8 - 65718

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C. 187 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

202052

Gallatin Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Youngblood (212) 891-7990
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) | Roseland (City) | New Jersey (State) | 07068 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AM
3-30-2004

OATH OR AFFIRMATION

I, John Youngblood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gallatin Capital, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public

NOELIA POWELL
NOTARY PUBLIC
STATE OF NEW YORK
IPO5068767
My Commission Expires November 6, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALLATIN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

GALLATIN CAPITAL, LLC

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Gallatin Capital, LLC

We have audited the accompanying statement of financial condition of Gallatin Capital, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gallatin Capital, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 10, 2004

GALLATIN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	512,539
Fees receivable		347,134
Property and equipment, net		134,763
Other assets		6,375
	$	1,000,811
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	9,295
Income taxes payable		114,000
Deferred taxes		14,000
Total liabilities		137,295
Commitments		
Members' equity		863,516
	$	1,000,811

See accompanying notes to financial statements.

GALLATIN CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Gallatin Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and received approval of its membership in the National Association of Securities Dealers, Inc. (NASD) in May 2003. The Company provides investor relations and information services to investors in funds managed by investment managers and engages in private placement of securities.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers overnight deposits, certificates of deposit and all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Fee Revenues

Fee revenues are recognized based on the terms of the related contracts and financial information received by management reflecting the performance of the fund managers.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

3. Property and equipment

Details of property and equipment at December 31, 2003 are as follows:

Furniture and fixtures		34,674
Office equipment		101,863
Computer software		15,727
		152,264
Less accumulated depreciation and amortization		17,501
	$	134,763

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its first year of operations (15 to 1 thereafter) and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $362,000, which was approximately $345,000 in excess of its minimum requirement of approximately $17,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Commitments

At December 31, 2003, the Company is obligated under a lease for office space, which expires in March 2005. Rent expense under the agreement for the year ended December 31, 2003 was approximately $67,000.

Approximate future aggregate annual rental payments under the lease is as follows:

Year ending December 31,		
2004	$	76,000
2005		19,000
	$	95,000

7. Income taxes

No provision for income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the Members report their share of the Company's income or loss on their income tax returns.

Current taxes result from the New York City unincorporated business tax.

Deferred taxes result from differences between book and tax basis of assets and liabilities resulting from the Company being a cash basis taxpayer.

8. Major customer

For the year ended December 31, 2003 fee revenues were earned from one customer. Accounts receivable from this customer was approximately $347,000 at December 31, 2003.

9. Letter of credit

The Company has deposited as a rental security deposit a letter of credit issued by a financial institution in the amount of approximately $27,000. The letter of credit is secured by cash of an equivalent amount that is included in cash and cash equivalents on the statement of financial condition.

10. Concentration of credit risk

The Company maintains its cash balance at one financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.